Paris, November 21ST, 2005

PRESS RELEASE
VEOLIA ENVIRONNEMENT LAUNCHES TRANSACTION TO EXTEND ITS
AVERAGE DEBT MATURITY

Veolia Environnement today announces the launch of a financial transaction aimed at smoothening the repayment of its liabilities and simultaneously extending the average maturity of its debt.

This operation combines a tender offer of its notes due June 2008 which have a current amount of EUR 1,850 million and a new bond issue (with a longer maturity).

The tender will be for an amount between EUR 300 millions EUR 1 billion. The tender offer launched today will be closed on 30 November 2005.

The new bond issue of a benchmark size will be launched around 29 November under Veolia Environnement’s Paris-listed EMTN programme, subject to market conditions. Its amount and its maturity will be determined in conjunction with the result of the tender.

The banks retained for this operation are BNP Paribas, Credit Suisse First Boston, Dresdner Kleinwort Wassertein, Natexis Banques Populaires.

Important Disclaimer
Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This [document/press release] contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

     Analyst and institutional investor contact: Nathalie Pinon – Tel. +33 1 71 75 01 67

Press release also available on our web site: http//www.veoliaenvironnement-finance.com

US Investor contact: BrIan Sullivan – Tel +(1) 630 371 2749